Exhibit 2.1

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of April 14, 2019 (the “Merger Agreement”), by and among Advanced Disposal Services, Inc., a Delaware corporation (the “Company”), Waste Management, Inc., a Delaware corporation (“Parent”), and Everglades Merger Sub Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”), is entered into by and among Parent, Merger Sub and the Company as of June 24, 2020. Capitalized terms used but not defined elsewhere in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Parent, Merger Sub and the Company entered into the Merger Agreement on April 14, 2019;

WHEREAS, Section 9.2 of the Merger Agreement provides that, subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties (by action of their respective boards of directors) may modify, amend or supplement the Merger Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties;

WHEREAS, Parent, Merger Sub and the Company now intend to amend certain provisions of the Merger Agreement as set forth herein;

WHEREAS, the boards of directors of Parent and Merger Sub have approved and declared advisable the Merger Agreement as amended by this Amendment and the transactions contemplated by the Merger Agreement as amended by this Amendment, including the Merger, with the Company surviving the Merger on the terms and subject to the conditions set forth in the Merger Agreement as amended by this Amendment, and have authorized the execution and delivery of this Amendment; and

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is fair to, and in the best interests of the Company and the stockholders of the Company, and declared advisable this Amendment and the transactions contemplated by the Merger Agreement as amended by this Amendment, including the Merger; (b) approved this Amendment and the transactions contemplated by the Merger Agreement as amended by this Amendment in accordance with the DGCL; and (c) adopted a resolution recommending the Merger Agreement as amended by this Amendment be adopted by the stockholders of the Company.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1.        Certain Agreements.

(a) The Company hereby certifies to Parent and Merger Sub that the conditions to Closing set forth in Section 7.2(a), (b) and (d) of the Merger Agreement would be satisfied as of the date of this Amendment if the Closing were to be the date of this Amendment. The Company hereby acknowledges and agrees that as of the date of this Amendment, to the knowledge of the persons set forth on Annex A-1 of this Amendment after reasonable inquiry by each such individual, no event, development, circumstance, change, effect or occurrence has occurred that would cause any of the conditions to Closing set forth in Section 7.3(a) or Section 7.3(b) to not be satisfied if the Closing were to be the date of this Amendment, and the Company agrees not to assert that any of such conditions are not satisfied at the Closing as a result of any events, developments, circumstances, changes, effects or occurrences to which it had knowledge (using the standard set forth earlier in this sentence) as of the date of this Amendment.

(b)      Parent and Merger Sub hereby certify to the Company that the conditions to Closing set forth in Section 7.3(a) and (b) of the Merger Agreement would be satisfied as of the date of this Amendment if the Closing were to be the date of this Amendment. Each of Parent and Merger Sub hereby acknowledges and agrees that as of the date of this Amendment, to the knowledge of the persons set forth on Annex A-2 of this Amendment after reasonable inquiry by each such individual, no event, development, circumstance, change, effect or occurrence has occurred that would cause any of the conditions to Closing set forth in Section 7.2(a), (b) and (d) to not be satisfied if the Closing were to be the date of this Amendment, and each of Parent and Merger Sub agree not to assert that any of such conditions are not satisfied at the Closing as a result of any events, developments, circumstances, changes, effects or occurrences to which it had knowledge (using the standard set forth earlier in this sentence) as of the date of this Amendment.

2.        Amendment of Third Recital. The third recital of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, Parent, Merger Sub and a certain stockholder of the Company have entered into Voting and Support Agreement, dated as of April 14, 2019, as amended and restated as of June 24, 2020 (as amended and restated, the “Voting and Support Agreement”), providing that, among other things, subject to the terms and conditions set forth therein, such stockholder will support the Merger and the other transactions contemplated by this Agreement, as amended by the Amendment, including by voting to adopt this Agreement, as amended by the Amendment; and”

3.        Amendment of Section 2.1(a). Section 2.1(a) (Per Share Merger Consideration) of the Merger Agreement is hereby amended by replacing the number “$33.15” with the number “$30.30.”

4.        Amendment of 3.18. Section 3.18 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“SECTION 3.18 Opinion of Financial Advisor. UBS Securities LLC (the “Financial Advisor”) has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of the Amendment, that, as of such date, and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than the holders of the Cancelled Shares, Subsidiary Shares or the Dissenting Shares), a copy of which opinion will be delivered to Parent solely for informational purposes promptly following receipt thereof by the Company.”

5.        Amendment of Section 6.4. Section 6.4 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“SECTION 6.4 Further Action; Efforts.

(a)       Subject to the terms and conditions of this Agreement, including Section 6.4(d), Parent shall use its best efforts to take, or cause to be taken, all actions and to use its best efforts to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement by the End Date (as may be extended in accordance with Section 8.1(c)). Without limiting the generality of the foregoing, Parent shall use its best efforts to obtain, or cause to be obtained, the expiration or termination of any applicable waiting period under the HSR Act and any agreement with a Governmental Entity not to consummate the Merger and the other transactions contemplated by this Agreement (the “Clearance”) by the End Date (as may be extended in accordance with Section 8.1(c)). Following the date that the Clearance is obtained and prior to the Closing, Parent shall take any actions within its control to maintain the effectiveness of, and shall comply with, and shall enforce any rights that Parent has thereunder to require any purchaser of any assets to be divested to comply with, the terms of, as applicable, any (i) proposed final judgment, consent decree or other similar or related agreement or commitment and (ii) purchase agreement entered into connection therewith.

(b)       Subject to Section 6.4(e), each of Parent, on the one hand, and the Company, on the other hand, shall (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other Party and/or its counsel reasonably informed of any communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity, and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, and (iii) permit the other Party and/or its counsel to review, and promptly provide, any substantive communication (written or oral), including drafts of any proposed final judgment, consent decree, divestiture agreement, or other similar or related agreement or commitment, given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent not prohibited by the DOJ, the FTC or such other Governmental Entity or other person, give the other Party and/or its counsel the opportunity to attend and participate in any substantive meeting, discussion or teleconference. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.4(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Each of Parent and the Company shall notify the other reasonably promptly upon the receipt of (i) any material communication from any official of any Governmental Entity in connection with any filing made pursuant to this Agreement, (ii) knowledge of the commencement or threat of commencement of any suits, claims, actions, proceedings, arbitrations, mediations, consent decrees, audits or investigations (whether governmental, internal or otherwise) (“Actions”) by or before any Governmental Entity with respect to the Merger (and shall keep the other Party informed as to the status of any such Action or threat) and (iii) any request by any official of any Governmental Entity for any amendment or supplement to any filing made pursuant to this Agreement or any information required to comply with applicable Law applicable to the Merger. Notwithstanding anything to the contrary contained in this Section 6.4, materials provided pursuant to this Section 6.4(b) may be redacted to (x) remove references concerning the valuation of the Company and the transactions contemplated by this Agreement, (y) to the extent necessary to comply with contractual arrangements and (z) to the extent necessary to address reasonable privilege and confidentiality concerns.

(c)       In the event that any Action is commenced or threatened by a Governmental Entity or other persons challenging the Merger or the other transactions contemplated by this Agreement under Antitrust Law, (i) each of Parent and the Company shall reasonably cooperate with each other and (ii) Parent shall use its best efforts to contest, resist or resolve any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement so as to permit such consummation no later than the End Date (as such End Date may be extended in accordance with Section 8.1(c) hereof), and oppose any such Actions, whether judicial or administrative, against it in connection with the Merger or the other transactions contemplated by this Agreement.

(d)       In furtherance of the foregoing, Parent shall, and shall cause its subsidiaries to (i) propose, negotiate, commit to and effect, by consent decree, hold separate or asset preservation orders or otherwise, the sale, divesture, disposition, or license of any assets, operations, properties, products, rights, licenses, services or businesses of Parent or its subsidiaries or the Company or its subsidiaries, or any interest therein, to the extent required by the DOJ in order to obtain Clearance and (ii) otherwise take or commit to take any actions that would limit Parent’s or its subsidiaries’ or the Company’s or its subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, operations, properties, products, rights, licenses, services, businesses, of Parent or its subsidiaries or the Company or its subsidiaries, or any interest therein to the extent required by the DOJ in order to obtain Clearance; provided, that any such actions are conditioned upon the consummation of the Merger and the transactions contemplated by this Agreement and that the Company shall not be obligated to take any action with respect to the Company and its subsidiaries the effectiveness of which is not conditioned on the Closing occurring.

(e)       Notwithstanding anything in this Agreement to the contrary, but consistent with its obligations under Section 6.4(a) and Section 6.4(d), Parent shall control the strategy for obtaining all consents, approvals, or waivers that may be sought from any Governmental Entity pursuant to this Section 6.4, including by directing the timing, nature, and substance of any filings, forms, statements, commitments, submissions and communications contemplated by or made in accordance with this Section 6.4, as well as the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or proceedings or other actions challenging, the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Parent shall give the Company the opportunity to participate in such discussions, negotiations or other proceedings to the extent not prohibited by applicable Law.

(f)       At Parent’s request, the Company agrees to take all reasonable actions Parent requests and to cooperate with Parent in connection with obtaining any actions, consents, undertakings, approvals or waivers by or from any Governmental Entity for or in connection with, and reasonably cooperate with Parent in litigating or otherwise contesting any objections to or proceedings or other actions challenging, the consummation of the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, the Company will, and will cause its subsidiaries to, (i) reasonably assist Parent in any sales process (including through facilitation of reasonable due diligence (including the provision of customer or other proprietary or commercially sensitive information, subject to “clean team” arrangements reasonably acceptable to the Company, but only so long as Parent is willing to provide such comparable information with respect to any of its assets being divested) and granting any approvals that may be required under the Confidentiality Agreement) with potential purchasers of any of the Company’s or its subsidiaries’ businesses or other assets proposed by Parent to be subject to any such divestitures and (ii) enter into, and comply with, one or more agreements (each such agreement, a “Divestiture Agreement”) as requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that would limit the Company’s or its subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses or assets of the Company or any of its subsidiaries (each, a “Company Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Company Divestiture Action will be conditioned upon the Closing or satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions to Closing in a case where the Closing will occur immediately following consummation of such Company Divestiture Action and shall not be deemed a “Material Contract” for any purpose under this Agreement. The Company shall not, and shall not permit any of its Representatives to, make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent, decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. Parent and Merger Sub hereby acknowledge and agree that the Company shall not be deemed to have breached or failed to perform any of its obligations under this Agreement (including for purposes of Section 7.2(b) and Section 8.2(b)(iv)) due to its failure to comply with any Divestiture Agreement, unless such failure to comply with any such Divestiture Agreement was a material breach of, or a failure to perform any of the covenants or a breach of the agreements contained in such Divestiture Agreement resulting from an act or failure to act by the Company (including acts or failures to act by the Company’s Representatives at the direction of the Company) with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such act or failure to act, would or would be reasonably expected to result in or constitute a breach of or failure of performance under such Divestiture Agreement; provided, however, the foregoing shall not limit Parent’s or Merger Sub’s rights under Section 9.12 (Specific Performance) or the enforcement thereof with respect to any failure by the Company to comply with any of the covenants or agreements set forth in any Divestiture Agreement.”

6.        Addition of Sections 6.18, 6.19 and 6.20. The Merger Agreement is hereby amended by adding new Sections 6.18, 6.19 and 6.20 as set forth below.

“SECTION 6.18 Acquisition Proposals After Amendment.

(a) Except as otherwise permitted by this Section 6.18 or Section 6.20, during the Pre-Closing Period, the Company shall not, and shall cause its subsidiaries and its and its subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly induce or encourage or otherwise knowingly facilitate (including by providing information) any inquiries with respect to, or the making of, any Acquisition Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential or non-public information or data to, any Person for the purpose of encouraging or facilitating an Acquisition Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to an Acquisition Proposal (provided that, notwithstanding the foregoing, the Company may (x) notify such Person of the existence of this Section 6.18, and (y) in response to a bona fide Acquisition Proposal after the date of the Amendment that was not initiated, solicited, knowingly encouraged or facilitated in, and did not otherwise result from a, violation of this Section 6.18, contact such Person and its Representatives for the purpose of clarifying the material terms of any such Acquisition Proposal and the likelihood and timing of consummation thereof), (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar definitive agreement relating to any Acquisition Proposal (which, for the avoidance of doubt, shall not include an Acceptable Confidentiality Agreement), and the Company shall not resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of any of the restrictions set forth in the preceding sentence by any Representatives of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 6.18(a) by the Company. The Company shall, shall cause each of its subsidiaries to, and shall instruct (and use its reasonable efforts to cause) its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal. The Company shall promptly (and in any event within 48 hours) notify Parent orally and in writing of the receipt of any Acquisition Proposal and any inquiries, proposals or offers, any requests for information, or any requests for discussions or negotiations with the Company or any of its Representatives, in each case in writing and relating to an Acquisition Proposal, which notice shall include a summary of the material terms and conditions of, and the identity of the Person making, such Acquisition Proposal, inquiry, proposal or offer, and copies of any such written requests, proposals or offers, including proposed agreements, and thereafter shall (i) keep Parent reasonably informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any changes, developments, discussions or negotiations), of any material developments regarding any Acquisition Proposals or any material change to the terms and status of any such Acquisition Proposal and (ii) provide to Parent as soon as practicable (and in any event within 48 hours) after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any of its subsidiaries from any person that describes any of the terms or conditions of any Acquisition Proposal. The Company agrees that neither it nor any of its subsidiaries shall terminate, waive, amend, release or modify any provision of any existing standstill or similar agreement to which it or one of its subsidiaries is a party, except that prior to, but not after, obtaining the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Common Stock entitled to vote thereon at the Second Stockholders Meeting, or any adjournment or postponement thereof, to adopt this Agreement (the “Second Company Requisite Vote”), if after consultation with, and taking into account the advice of, outside legal counsel, the Company Board determines that the failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis, to the Company Board, an Acquisition Proposal.

(b)      Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall prevent the Company or the Company Board from:

(i)       taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer, in each case, to the extent legally required) or from making any other disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal if the Company Board determines in good faith that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law (provided, that neither the Company nor the Company Board may recommend any Acquisition Proposal unless expressly permitted by Section 6.18(c) or Section 6.20, and provided, further, that any such disclosure that has the substantive effect of withdrawing or adversely modifying the recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger (the “Second Recommendation”) shall be deemed to be a Change of Second Recommendation and any such disclosure that relates to an Acquisition Proposal, shall be deemed to be a Change of Second Recommendation unless the Company in connection with such disclosure publicly and expressly reaffirms the Second Recommendation); provided, further, that the issuance by the Company or the Company Board of a “stop, look and listen” communication as contemplated by Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to its stockholders) in which the Company provides only a factually accurate public statement that the Company has received an Acquisition Proposal and states that the Company Board has not changed the Second Recommendation shall not constitute a Change of Second Recommendation;

(ii)       prior to, but not after, obtaining the Second Company Requisite Vote, providing access to its properties, books and records and providing any information or data in response to a request therefor by a Person or group who has made a bona fide Acquisition Proposal that was made after the date of the Amendment and was not initiated, solicited, or knowingly encouraged or facilitated in violation of Section 6.18, if the Company Board (A) shall have determined in good faith, after consultation with, and taking into account the advice of, its outside legal counsel and Financial Advisor, that such Acquisition Proposal could reasonably be expected to constitute or result in a Superior Proposal, (B) shall have determined in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law and (C) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided, that any such access, information or data has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time such access, information or data is provided to such Person or group;

(iii)       prior to, but not after, obtaining the Second Company Requisite Vote, engaging in any negotiations or discussions with any Person and its Representatives who has made a bona fide Acquisition Proposal that was made after the date of the Amendment and was not initiated, solicited, or knowingly encouraged or facilitated in violation of Section 6.18 or any other violation of this Agreement, if the Company Board shall have determined in good faith, after consultation with, and taking into account the advice of, its outside legal counsel and Financial Advisor, that (A) such Acquisition Proposal could reasonably be expected to constitute or result in a Superior Proposal and (B) the failure to engage in any such negotiations or discussions would be inconsistent with its fiduciary duties under applicable Law; or

(iv)       prior to, but not after, obtaining the Second Company Requisite Vote, making a Change of Second Recommendation (but only if permitted by Section 6.18(c) or Section 6.20).

(c)        Notwithstanding anything in this Agreement to the contrary, if, at any time prior to, but not after, obtaining the Second Company Requisite Vote, the Company Board determines in good faith, after consultation with, and taking into account the advice of, its Financial Advisor and outside legal counsel, in response to a bona fide Acquisition Proposal that was made after the date of the Amendment and was not initiated, solicited, or knowingly encouraged or facilitated in violation of Section 6.18 and such Acquisition Proposal constitutes a Superior Proposal (taking into account any adjustment to the terms and conditions of this Agreement committed to by Parent and Merger Sub in response to such Acquisition Proposal) and the failure to take the action in sub-clause (i) or (ii) below would be inconsistent with its fiduciary duties under applicable Law, the Company or the Company Board may (and may resolve or agree to) (i) terminate this Agreement pursuant to Section 8.1(d)(ii) (Superior Proposal) and enter into a definitive agreement with respect to such Superior Proposal or (ii) effect a Change of Second Recommendation in accordance with clause (x)(A) of Section 6.20; provided, however, that, if the Company terminates the Agreement pursuant to Section 8.1(d)(ii) (Superior Proposal), the Company pays to Parent the Company Termination Fee required to be paid pursuant to Section 8.2(b)(i) concurrently with or prior to such termination; provided, further, that the Company will not be entitled to enter into such definitive agreement and to terminate this Agreement in accordance with Section 8.1(d)(ii) (Superior Proposal) or effect a Change of Second Recommendation pursuant to clause (x) of Section 6.20 unless (x) the Company delivers to Parent a Company Notice and (y) at or after 11:59 p.m., Eastern time, on the last day of the Notice Period, the Company Board reaffirms in good faith (after consultation with, and taking into account the advice of, its outside legal counsel and Financial Advisor and taking into account any adjustment to the terms and conditions of this Agreement committed to by Parent during the Notice Period) that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to take such action would be inconsistent with Company Board’s fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives regarding any bona fide adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal. The Company agrees to notify Parent promptly if it determines during such Notice Period not to terminate this Agreement and enter into the definitive agreement referred to in the Company Notice. Any amendment to the financial terms or any other material amendment to the terms and conditions of a proposed agreement relating to a Superior Proposal will be deemed to be a new proposal or proposed agreement relating to a Superior Proposal for purposes of this Section 6.18(c) requiring a new Company Notice and an additional Notice Period; provided, however, that each such additional Notice Period after the initial four (4) Business Day Notice Period shall expire at 11:59 p.m., Eastern time, on the second (2nd) Business Day immediately following the day on which the Company delivers such new Company Notice (it being understood that no such new Company Notice shall reduce the initial Notice Period to less than four (4) Business Days).

SECTION 6.19 Second Proxy Statement. The Company shall prepare and file with the SEC, as promptly as practicable after the date of the Amendment, and in any event within 12 Business Days after the date of the Amendment, a preliminary proxy statement to be sent to the stockholders of the Company in connection with the Second Stockholders Meeting (such proxy statement, as amended or supplemented, the “Second Proxy Statement”). Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Second Proxy Statement and any amendments or supplements thereto. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it and its subsidiaries as required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Second Proxy Statement (or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement) and provide such other assistance as may be reasonably requested by the Company. The Company shall use its reasonable best efforts to resolve all SEC comments, if any, with respect to the Second Proxy Statement as promptly as practicable after receipt thereof. Each Party covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Second Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company’s stockholders or at the time of the Second Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall promptly notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Second Proxy Statement and any request by the SEC for any amendment to the Second Proxy Statement or for additional information. If at any time prior to the Second Stockholders Meeting any information relating to Parent, Merger Sub or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent, Merger Sub or the Company, which should be set forth in an amendment or supplement to the Second Proxy Statement so that the Second Proxy Statement would not include any misstatement of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and, to the extent required by applicable Law, the Company shall promptly file with the SEC and disseminate to the stockholders of the Company an appropriate amendment or supplement describing such information. Prior to filing or mailing the Second Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and consider in good faith such comments proposed by Parent for inclusion therein. Unless the Company Board has made a Change of Second Recommendation in accordance with Section 6.20, the Second Recommendation shall be included in the Second Proxy Statement.

SECTION 6.20 Second Stockholders Meeting. The Company, acting through the Company Board (or a committee thereof), shall as soon as reasonably practicable following the date on which the Company learns that the Second Proxy Statement will not be reviewed or that the SEC has no further comments thereon, duly call, give notice of, convene and hold a meeting of its stockholders to be held no more than 30 Business Days thereafter for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Second Stockholders Meeting”) and shall not postpone, recess or adjourn such meeting; provided, that the Company may postpone, recess or adjourn such meeting (i) if on the date on which the Second Stockholders Meeting is originally scheduled (as set forth in the Second Proxy Statement), the Company has not received proxies representing a sufficient number of Shares to obtain the Second Company Requisite Vote or there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Second Stockholders Meeting; or (ii) if the failure to postpone, recess or adjourn the Second Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Second Proxy Statement to be timely provided to the holders of Shares; provided, further, that the Second Stockholders Meeting shall not be postponed, recessed or adjourned pursuant to this proviso to a date that is more than the earlier of (A) 30 days after the date on which the Second Stockholders Meeting was originally scheduled and (B) five (5) Business Days before the End Date, without the prior written consent of Parent. The Company, acting through the Company Board (or a committee thereof), shall (a) subject to Section 6.18(c), include in the Second Proxy Statement the Second Recommendation, (b) include the written opinion of the Financial Advisor, dated as of the date of the Amendment, that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Common Stock (other than the holders of Cancelled Shares, Subsidiary Shares and Dissenting Shares), and (c) subject to Section 6.18(c), use its reasonable best efforts to obtain the Second Company Requisite Vote, including to solicit proxies necessary to obtain the Second Company Requisite Vote; provided that, notwithstanding anything to the contrary contained in this Agreement, the Company Board may fail to include the Second Recommendation in the Second Proxy Statement or withdraw, modify, qualify in any manner adverse to Parent, or change the Second Recommendation, or formally resolve to effect or publicly announce an intention to effect any of the foregoing (a “Change of Second Recommendation”), if (x) (A) a bona fide Acquisition Proposal that was made after the date of the Amendment and was not initiated, solicited, knowingly encouraged or facilitated in violation of Section 6.18 is made to the Company and is not withdrawn and the Company Board determines in good faith, after consultation with, and taking into account the advice of, its Financial Advisor and outside legal counsel that such Acquisition Proposal constitutes a Superior Proposal or (B) there exists any Intervening Event, (y) the Company Board shall have determined in good faith, after consultation with, and taking into account the advice of, outside legal counsel to the Company, that the failure of the Company Board to effect a Change of Second Recommendation would be inconsistent with its fiduciary duties under applicable Law and (z) (A) if such Change of Second Recommendation is made in response to an Acquisition Proposal, the Company complies with the provisions of Section 6.18(c) or (B) if such Change of Second Recommendation is made in response to an Intervening Event, the Company (x) delivers to Parent a written notice informing Parent that the Company Board proposes to take such action and the basis of the proposed action (including a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action) no less than four (4) Business Days before taking such action and (y) during such four (4) Business Day period, if requested by Parent, engages in good faith negotiations with Parent and its Representatives regarding any adjustments in the terms and conditions of this Agreement proposed by Parent so that such event, development, circumstance, change, effect, condition or occurrence would cease to warrant a Change of Second Recommendation. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, if subsequent to the date of the Amendment the Company Board makes a Change of Second Recommendation, the Company nevertheless shall submit this Agreement to the holders of Shares for approval and adoption at the Second Stockholders Meeting unless and until this Agreement is terminated in accordance with its terms.”

7.        Amendment of Section 8.1(c). Section 8.1(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c) by either Parent or the Company if the Effective Time shall not have occurred on or before September 30, 2020 (as such date may be extended pursuant to the terms of this Agreement or by the mutual written consent of Parent and the Company, the “End Date”); provided, if on the End Date all of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing, would have been so satisfied if the Closing would have occurred on the End Date) but any of the conditions set forth in Section 7.1(a) (Stockholder Approval), Section 7.1(b) (Legal Restraint) and/or Section 7.1(c) (Antitrust Consents) has not been satisfied, then the End Date shall automatically be extended to November 30, 2020, in which case, the End Date shall be deemed for all purposes to be November 30, 2020; provided, further, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not be in breach or have breached in any material respect any provision of this Agreement after the date of the Amendment in any manner that shall have primarily contributed to the failure of the Effective Time to occur on or before the End Date;”

8.        Amendment of Section 8.2(a). Section 8.2(a) of the Merger Agreement is hereby amended by adding the words “except as set forth in Section 8.2(e),” immediately after the words “provided, however”.

9.        Amendment of Section 8.2(b)(ii)(A). Section 8.2(b)(ii)(A) of the Merger Agreement is hereby amended by replacing the words “after the date of this Agreement” with the words “after the date of the Amendment.”

10.      Amendment of Section 8.2(b)(iii). Section 8.2(b)(iii) (Certain Expense Reimbursement) of the Merger Agreement is hereby amended by deleting the words “by either the Company or Parent pursuant to Section 8.1(f) (Company Requisite Vote) or” therein.

11.      Amendment of Section 8.2(b)(iv). Section 8.2(b)(iv) is hereby amended and restated in its entirety to read as follows:

“this Agreement is terminated by Parent or the Company pursuant to (x) Section 8.1(b) (Legal Restraint) and the applicable Legal Restraint giving rise to such termination right is issued under or pursuant to any Antitrust Law or (y) Section 8.1(c) (End Date) and, in either case of clause (x) or (y), on the Termination Date the only conditions to closing set forth in Section 7.1 or Section 7.2 that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing which conditions would be capable of being satisfied at the Closing if the Closing Date were on the Termination Date) are the conditions set forth in Section 7.1(b) (but only if the applicable Legal Restraint causing such condition not to be satisfied is issued under or pursuant to any Antitrust Law) or Section 7.1(c), then Parent shall pay $250,000,000 (the “Parent Termination Fee”) to the Company (or its designee) by wire transfer of immediately available funds, at or prior to the time of termination in the case of a termination by Parent, or as promptly as reasonably practicable (and, in any event, within two Business Days following such termination) in the case of a termination by the Company; provided, however, that Parent shall not be required to pay the Parent Termination Fee to the Company if (x) the applicable Legal Restraint giving rise to such termination pursuant to Section 8.1(b) or (y) the failure of the conditions in Section 7.1(b) or Section 7.1(c), as applicable, to have been satisfied resulted from any breach by the Company of a covenant set forth in this Agreement.”

12.        Amendment of Section 8.2(e). Section 8.2(e) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Notwithstanding anything to the contrary set forth in this Agreement, but subject to each Party’s rights expressly set forth in Section 9.12, each Party expressly acknowledges and agrees that, (i) if this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii) (Superior Proposal) and the Company Termination Fee is paid to Parent or its designees, then the payment to Parent or its designees of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub for any loss suffered by Parent or Merger Sub as a result of a breach by the Company of its obligations under Section 6.1; and (ii) if the Parent Termination Fee is paid to the Company or its designees pursuant to this Agreement, then the payment to the Company or its designees of the Parent Termination Fee shall be the sole and exclusive remedy of the Company for any loss suffered by the Company as a result of a breach by Parent or Merger Sub of its obligations under Section 6.4.

Without limiting the foregoing, and notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company’s rights expressly set forth in Section 9.12, (i) the Company agrees that the Company’s right to terminate this Agreement pursuant to Section 8.1(b) (Legal Restraint) or Section 8.1(c) (End Date) and receive payment of the Parent Termination Fee (if due) shall be the sole and exclusive remedy of the Company and its Affiliates as a result of a breach by Parent or Merger Sub of any of its obligations under Section 6.4; and (ii) the Company shall have no right to, and agrees not to seek any money damages, whether in contract, tort or otherwise from Parent or its Affiliates with respect to a breach of Parent’s or Merger Sub’s obligations under Section 6.4, including in the circumstance in which this Agreement is terminated under any provision of Section 8.1 (whether or not a circumstance in which the Parent Termination Fee is payable); provided, however, the Company shall have a right to, and shall be entitled to seek money damages for any Willful Breach by Parent or Merger Sub up to an amount equal to the Parent Termination Fee in the event this Agreement is terminated by the Company pursuant to Section 8.1(d)(i).”

13.        Amendment of Section 9.5(y). Section 9.5(y) (Intervening Event) of the Merger Agreement is hereby amended by replacing the words “the date of this Agreement” each time it appears with the words “the date of the Amendment” and the words “Company Requisite Vote” with the words “Second Company Requisite Vote.”

14.        Amendment of Certain Sections. (a) Sections 8.1(f) and 8.2(b)(ii) of the Merger Agreement shall be amended such that any references to the “Stockholders Meeting” shall be changed to the “Second Stockholders Meeting”; (b) Sections 7.1(a), 8.1(d)(ii), 8.1(e)(ii), 8.1(f), and 9.2, the parentheticals in each instance in Section 8.2(b), and the lead-in to Section 8.1 of the Merger Agreement shall be amended such that any references to the “Company Requisite Vote” shall be changed to the “Second Company Requisite Vote”; (c) Sections 6.8 and 8.1(e)(ii) and the parentheticals in each instance in Section 8.2(b) of the Merger Agreement shall be amended such that any references to the “Change of Recommendation” shall be changed to the “Change of Second Recommendation”; (d) Section 8.1(e)(ii) of the Merger Agreement shall be amended such that the reference to (i) “Recommendation” shall be changed to the “Second Recommendation” and (ii) “Proxy Statement” shall be changed to the “Second Proxy Statement”; (e) Section 8.2(b)(ii)(A) of the Merger Agreement shall be amended such that the reference to “at any time after the date of this Agreement” shall be changed to “at any time after the date of the Amendment”; (f) for purposes of the bring-down of the conditions to Closing set forth in Section 7.2(a) of the Merger Agreement, (i) Sections 3.4, 3.5 and 3.23 of the Merger Agreement shall be amended such that any references to the “Company Requisite Vote” shall be changed to the “Second Company Requisite Vote”; (ii) Sections 3.4 and 3.20 of the Merger Agreement shall be amended such that any references to the “Stockholders Meeting” shall be changed to the “Second Stockholders Meeting”; (iii) Sections 3.5(b), 3.20 and 4.9 of the Merger Agreement shall be amended such that any references to the “Proxy Statement” shall be changed to the “Second Proxy Statement”; and (iv) Section 4.9 of the Merger Agreement shall be amended such that any references to the “Stockholders Meeting” shall be changed to the “Second Stockholders Meeting”; (g) Section 8.1(d)(ii) of and the definition of “Superior Proposal” in the Merger Agreement shall be amended such that any references to “Section 6.1(c)” shall be changed to “Section 6.18(c)”; (h) Section 8.2(e) and the definition of “Acceptable Confidentiality Agreement” in the Merger Agreement shall be amended such that any references to “Section 6.1” shall be changed to “Section 6.18”; and (i) Section 3.19 of the Merger Agreement shall be amended such that the reference to “Prior to the execution of this Agreement” shall be changed to “Prior to the execution of the Amendment”.

15.        Representations and Warranties.

(a)        Company Authority Relative to Amendment. The Company hereby represents and warrants to Parent and Merger Sub as follows: The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Amendment and to perform its obligations hereunder, subject to the Second Company Requisite Vote. The Company Board, at a duly called and held meeting, has unanimously determined that the Merger Agreement as amended by this Amendment and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of the Company’s stockholders and approved this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)        Parent and Merger Sub Authority Relative to Amendment. Parent and Merger Sub each hereby represents and warrants to the Company as follows: Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, to execute and deliver this Amendment and to perform its obligations hereunder. The execution, delivery and performance of this Amendment by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by the Merger Agreement as amended by this Amendment have been duly and validly authorized by all necessary corporate or similar action by the boards of directors of Parent and Merger Sub. This Amendment has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

16.      General Provisions.

(a)      Effectiveness. All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Merger Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Merger Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule.

(b)      References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, all references in the Company Disclosure Schedule or the Parent Disclosure Schedule to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment. All references in the Merger Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to “the date hereof” or “the date of this Agreement” shall refer to April 14, 2019.

(c)      Entire Agreement. This Amendment and the Merger Agreement (including the Exhibits thereto and the Company Disclosure Schedule and the Parent Disclosure Schedule), the Voting and Support Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

(d)      Other Miscellaneous Terms. The provisions of Article IX (General Provisions) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

ADVANCED DISPOSAL SERVICES, INC.

By:	/s/ Richard Burke
	Name:	Richard Burke
	Title:	CEO

[Signature Page – Amendment No. 1 to the Agreement and Plan of Merger]

PARENT:

WASTE MANAGEMENT, INC.

By:	/s/ Charles Boettcher
	Name:	Charles Boettcher
	Title:	Executive Vice President, Corporate Development and Chief Legal Officer

[Signature Page – Amendment No. 1 to the Agreement and Plan of Merger]

MERGER SUB:

EVERGLADES MERGER SUB INC.

By:	/s/ Mark A. Lockett
	Name:	Mark A. Lockett
	Title:	President

[Signature Page – Amendment No. 1 to the Agreement and Plan of Merger]

Annex A-1

Company Knowledge (Amendment)

1.	Randall T. Arnold

2.	Richard Burke

3.	Michael K. Slattery

4.	Steven R. Carn

5.	John Spegal

6.	Melissa Westerman

Annex A-2

Parent and Merger Sub Knowledge (Amendment)

1.	James C. Fish Jr.

2.	John J. Morris Jr.

3.	Devina A. Rankin

4.	Charles C. Boettcher

5.	Kristen B. Ford